GigaMedia Limited and its subsidiaries Registration Number: 199905474H
Annual Report
Year ended 31 December 2017

GIGAMEDIA  LIMITED  AND  ITS  SUBSIDIARIES

(Registration  Number:  199905474H)

ANNUAL  REPORT

YEAR  ENDED  31  DECEMBER  2017

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

C O N T E N T S

PAGE

Directors’ statement	1 - 5
Independent auditor’s report	6 – 10
Statements of financial position	11
Consolidated statement of profit or loss	12
Consolidated statement of comprehensive income	13
Consolidated statement of changes in equity	14 -15
Consolidated statement of cash flows	16 - 17
Notes to the consolidated financial statements	18 - 77

GigaMedia Limited and its subsidiariesFinancial statementsYear ended 31 December 2017

Directors’ statement

We are pleased to submit this annual report to the members of the Company together with the audited financial statements for the financial year ended 31 December 2017.

In our opinion:

(a)

the financial statements set out on pages 11 to 77 are drawn up so as to give a true and fair view of the financial position of the Group and of the Company as at 31 December 2017 and the financial performance, changes in equity and cash flows of the Group for the year ended on that date in accordance with the provisions of the Singapore Companies Act, Chapter 50 (the “Act”) and Singapore Financial Reporting Standards; and

(b)	at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

Directors

The directors in office at the date of this statement are as follows:

Huang, James Cheng-Ming	(appointed on 5 May 2017)
Hong, Chin Fock (Damian)
Huang, John Ping Chang
Huang, Billy Bing-Yuan
Liu, Nick Chia-En
Tung, Casey Kuo Chong

Directors' interests

According to the register kept by the Company for the purposes of Section 164 of the Act, particulars of interests of directors who held office at the end of the financial year (including those held by their spouses and infant children) in shares, debentures, warrants and share options in the Company and in related corporations (other than wholly-owned subsidiaries) are as follows:

Name of director and corporation in which interests are held	Holdings at beginning of the financial year or at date of appointment, if later	Holdings at end of the financial year

Huang, James Cheng-Ming
GigaMedia Limited
-ordinary shares
-interests held	-	336,811
-options to subscribe for ordinary shares	-	4,000

GigaMedia Limited and its subsidiariesFinancial statementsYear ended 31 December 2017

Name of director and corporation in which interests are held	Holdings at beginning of the financial year	Holdings at end of the financial year

Huang, John Ping Chang
GigaMedia Limited
-options to subscribe for ordinary shares	4,000	4,000

Huang, Billy Bing-Yuan
GigaMedia Limited
-options to subscribe for ordinary shares	4,000	4,000

Liu, Nick Chia-En
GigaMedia Limited
-options to subscribe for ordinary shares	4,000	4,000

Tung, Casey Kuo Chong
GigaMedia Limited
-options to subscribe for ordinary shares	4,000	4,000

Hong, Chin Fock (Damian)
GigaMedia Limited
-options to subscribe for ordinary shares	4,000	4,000

Except as disclosed in this statement, no director who held office at the end of the financial year had interests in shares, debentures, warrants or share options of the Company or of related corporations either at the beginning of the financial year or at the end of the financial year.

Except as disclosed under the “Share options” section of this statement, neither at the end of, nor at any time during the financial year, was the Company a party to any arrangement whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Share options

2007 Equity Incentive Plan

At the June 2007 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2007 Equity Incentive Plan (the “2007 Plan”) under which up to 400 thousand ordinary shares of the Company have been reserved for issuance.  The 2007 Plan is administered by a committee designated by the board of directors.  The committee as plan administrator has complete discretion to determine the grant of awards under the 2007 Plan.  The maximum contractual term for the options under the 2007 Plan is 10 years. There were 4,000 shares granted in May 2017. The 2007 Plan has lapsed in June 2017.

GigaMedia Limited and its subsidiariesFinancial statementsYear ended 31 December 2017

2008 Equity Incentive Plan

At the June 2008 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2008 Equity Incentive Plan (the “2008 Plan”) under which up to 200 thousand ordinary shares of the Company have been reserved for issuance.  The 2008 Plan is administered by a committee designated by the board of directors.  The committee as plan administrator has complete discretion to determine the grant of awards under the 2008 Plan.  The maximum contractual term for the options under the 2008 Plan is 10 years. No shares have been issued under the 2008 Plan during the current financial year.

2008 Employee Share Purchase Plan

At the June 2008 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2008 Employee Share Purchase Plan (the “2008 ESPP”) under which up to 40 thousand ordinary shares of the Company were reserved for issuance.  Any person who is regularly employed by the Company or its designated subsidiaries shall be eligible to participate in the 2008 ESPP.  Pursuant to the 2008 ESPP, the Company would offer the shares to qualified employees on favorable terms.  Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2008 ESPP.  The 2008 ESPP is administered by a committee designated by the board of directors.  As of the date of this annual report, no shares have been granted or subscribed by qualified employees under the 2008 ESPP.

2009 Equity Incentive Plan

At the June 2009 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2009 Equity Incentive Plan (the “2009 Plan”) under which up to 300 thousand ordinary shares of the Company have been reserved for issuance.  The 2009 Plan is administered by a committee designated by the board of directors.  The committee as plan administrator has complete discretion to determine the grant of awards under the 2009 Plan.  The maximum contractual term for the options under the 2009 Plan is 10 years. No shares have been issued under the 2009 Plan during the current financial year.

GigaMedia Limited and its subsidiariesFinancial statementsYear ended 31 December 2017

2009 Employee Share Purchase Plan

At the June 2009 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2009 Employee Share Purchase Plan (the “2009 ESPP”) under which up to 40 thousand ordinary shares of the Company have been reserved for issuance.  To be eligible, employees must be regularly employed by the Company or its designated subsidiaries.  Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2009 ESPP.  The 2009 ESPP is administered by a committee designated by the board of directors.  As of the date of this annual report, no shares have been granted or subscribed by qualified employees under the 2009 ESPP.

2010 Equity Incentive Plan

At the June 2010 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2010 Equity Incentive Plan (the “2010 Plan”) under which up to 200 thousand ordinary shares of the Company have been reserved for issuance.  The 2010 Plan is administered by a committee designated by the board of directors.  The committee as plan administrator has complete discretion to determine the grant of awards under the 2010 Plan. The maximum contractual term for the options under the 2010 Plan is 10 years. No shares have been issued under the 2010 Plan during the current financial year.

2010 Employee Share Purchase Plan

At the June 2010 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2010 Employee Share Purchase Plan (the “2010 ESPP”) under which up to 40 thousand ordinary shares of the Company have been reserved for issuance.  To be eligible, employees must be regularly employed by the Company or its designated subsidiaries.  Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2010 ESPP.  The 2010 ESPP is administered by a committee designated by the board of directors.  As of the date of this annual report, no shares have been granted or subscribed by qualified employees under the 2010 ESPP.

Summarised below are the general terms of its share-based compensation plans as of
31 December 2017.

Date granted	Balance at beginning of year	Granted during the year	Expired/ forfeited during the year	Balance at end of year	Options’ exercise price	Exercise period
	’000	’000	’000	’000	US$

09.08.2007	109	–	(109)	–	$50.75	09.08.2007 - 09.08.2017
01.10.2007	6	–	(6)	–	$83.00	01.10.2007 - 01.10.2017
29.01.2008	8	–	–	8	$80.05	29.01.2008 - 29.01.2018
01.12.2008	134	–	(66)	68	$21.20	01.12.2008 - 19.06.2018
13.05.2010	176	–	–	176	$12.35	13.05.2010 - 13.05.2020
20.05.2011	12	–	–	12	$6.25	20.05.2011 - 20.05.2021
05.01.2012	4	–	–	4	$4.05	05.01.2012 - 05.01.2022
26.11.2012	100	–	(100)	–	$4.78	26.11.2012 - 26.11.2022
28.10.2013	4	–	–	4	$5.05	28.10.2013 - 28.10.2023
01.11.2013	20	–	(20)	–	$5.20	01.11.2013 - 01.11.2023
28.03.2014	32	–	(7)	25	$7.15	28.03.2014 - 28.03.2024
31.03.2015	8	–	–	8	$3.85	31.03.2015 - 31.03.2025
05.05.2017	–	4	–	4	$2.90	05.05.2017 - 05.05.2027
	613	4	(308)	309

GigaMedia Limited and its subsidiariesFinancial statementsYear ended 31 December 2017

All options are expected to be settled by issuing new shares.

Auditors

The auditors, Deloitte LLP, have indicated their willingness to accept re-appointment.

On behalf of the Board of Directors

/S/ HUANG, JAMES CHENG-MING

─────────────────────

HUANG, JAMES CHENG-MING

Director

/S/ HUANG, JOHN PING CHANG

─────────────────────

HUANG, JOHN PING CHANG

Director

27 April 2018

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF

GIGAMEDIA LIMITED

Report on the audit of the financial statements

Opinion

We have audited the accompanying financial statements of GigaMedia Limited (the “Company”) and its subsidiaries (the “Group”), which comprise the consolidated statement of financial position of the Group and the statement of financial position of the Company as at 31 December 2017, the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows of the Group for the year then ended, and the notes to the financial statements, including a summary of significant accounting policies, as set out on pages 11 to 77.

In our opinion, the accompanying consolidated financial statements of the Group and the statement of financial position of the Company are properly drawn up in accordance with the provisions of the Companies Act, Chapter 50 (the “Act”) and Financial Reporting Standards in Singapore (“FRSs”) so as to give a true and fair view of the consolidated financial position of the Group and the financial position of the Company as at 31 December 2017, and of the consolidated financial performance, consolidated changes in equity and consolidated cash flows of the Group for the year ended on that date.

Basis for opinion

We conducted our audit in accordance with Singapore Standards on Auditing (“SSAs”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Group in accordance with the Accounting and Corporate Regulatory Authority (“ACRA”) Code of Professional Conduct and Ethics for Public Accountants and Accounting Entities (“ACRA Code”) together with the ethical requirements that are relevant to our audit of the financial statements in Singapore, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ACRA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF

GIGAMEDIA LIMITED

Revenue recognition for sale of virtual points

Revenue from sale of virtual points of the Group amounted to US$10.1 million, which accounted for 87% of total revenue for the year ended December 31, 2017.  Revenue for virtual points is recognised in profit or loss based on usage by end-users over its estimated life. The estimated lives for virtual points is a significant estimate which involves management’s judgement. Key inputs include historical virtual points redemption ratio, amount of outstanding virtual points, and the projected time interval between purchases and consumption by end users.   All unearned revenue is recorded as deferred revenue at the end of each reporting period. The revenue and deferred revenue are disclosed in Notes 18 and 19 to the financial statements.

Our audit performed and responses thereon

Our audit procedures focussed on evaluating and challenging the key assumptions used by management in the accuracy of revenue recognition.

Our procedures included:

•	Obtaining an understanding and testing of the operative effectiveness of the relevant internal controls over management’s process on revenue recognition of virtual points;

•	Assessing and testing inputs used by management;

•

Involving information technology specialists to assist in the testing of the general information technology (“IT”) controls surrounding the Group’s operating system and automated controls, including interface between different IT applications; and

•	Independently developing expectation on estimated lives.

Based on our procedures, we noted that management’s estimate to be reasonable.

Valuation of prepaid licensing and royalty fees

The Group recorded prepaid licensing and royalty fees of US$1.6 million arising from the purchase of licences for its online games for subsequent financial periods which accounted for 72% of the Group’s non-financial assets. Due to increasing shortening lifespans of online games, management reviews the prepaid licensing and royalty fees regularly for impairment and estimates the recoverable amount based on the life cycle and sales generated from the online games. The carrying amount of the prepaid licensing and royalty fees are disclosed in Note 9 to the financial statements.

Our audit performed and responses thereon

We challenged management’s assessment of the life cycle of each online game by comparing the forecasted life cycle of each online game to publicly available data on the expected life cycle of similar online games. We also performed a retrospective review to assess the reasonableness of the forecasted revenue generated from each online game by comparing prior year’s forecasted sales to actual results.

Based on our procedures, we noted that management’s estimate to be reasonable.

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF

GIGAMEDIA LIMITED

Other matters

The financial statements of the Group for the year ended 31 December 2016 were audited by another firm of auditors who expressed an unmodified opinion on those financial statements in their report dated 26 April 2017.

Other information

Management is responsible for the other information. The other information comprises the directors’ statement.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed on the other information that we obtained prior to the date of this auditors’ report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and directors for the financial statements

Management is responsible for the preparation of financial statements that give a true and fair view in accordance with the provisions of the Act and FRSs, and for devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair financial statements and to maintain accountability of assets.

In preparing the financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The directors’ responsibilities include overseeing the Group’s financial reporting process.

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF

GIGAMEDIA LIMITED

Auditors’ responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with SSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF

GIGAMEDIA LIMITED

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirements

In our opinion, the accounting and other records required by the Act to be kept by the Company have been properly kept in accordance with the provisions of the Act.

The engagement partner on the audit resulting in this independent auditors’ report is Lee Boon Teck.

/S/ Deloitte & Touche LLP

Public Accountants and

Chartered Accountants

Singapore

27 April 2018

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2017

Statements of financial position As at 31 December 2017
		Group		Company
	Note	2017	2016	2017	2016
		US$’000	US$’000	US$’000	US$’000
Assets
Property, plant and equipment	4	158	7	–	–
Intangible assets	5	3	–	–	–
Subsidiaries	6	–	–	64,650	59,658
Associates	7	–	72	–	–
Other investments	8	–	–	–	–
Other assets (non-current)	9	282	346	–	–
Non-current assets		443	425	64,650	59,658

Trade and other receivables	11	1,334	2,668	1,760	1,785
Other investments	8	–	3	–	–
Other assets (current)	9	459	1,020	–	–
Cash and cash equivalents	12	64,177	66,211	2,652	3,100
Current assets		65,970	69,902	4,412	4,885
Total assets		66,413	70,327	69,062	64,543

Equity attributable to owners of the Company
Share capital	13	213,238	213,238	213,238	213,238
Reserves	14	(6,495)	(7,122)	429	(4,924)
Accumulated losses		(145,378)	(146,458)	(144,857)	(144,027)
Total equity		61,365	59,658	68,810	64,287

Liabilities
Deferred tax liabilities	10	–	1,671	–	–
Non-current liability		–	1,671	–	–

Trade and other payables	16	3,185	4,650	252	256
Loans and borrowings	17	–	2,480	–	–
Deferred revenue	18	1,863	1,868	–	–
Current liabilities		5,048	8,998	252	256
Total liabilities		5,048	10,669	252	256
Total equity and liabilities		66,413	70,327	69,062	64,543

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2017

Consolidated statement of profit or loss Year ended 31 December 2017
	Note	2017	2016
		US$’000	US$’000

Revenue	19	11,596	8,971
Cost of sales		(5,098)	(4,138)
Gross profit		6,498	4,833

Other income	20	1,735	1,561

Product development and engineering expenses		(1,072)	(1,045)
Selling and marketing expenses		(3,993)	(5,513)
General and administrative expenses		(3,527)	(3,457)
Other operating expenses	21	(769)	(2,241)
Results from operating activities		(1,128)	(5,862)

Finance income		602	302
Finance expenses		(34)	(81)
Net finance income	22	568	221

Share of loss of associates, net of tax	7	(24)	(1,731)
Loss before tax		(584)	(7,372)
Tax credit	23	1,671	1,149
Profit (loss) for the year	24	1,087	(6,223)

Basic and diluted earnings (loss) per share (US dollars)	25	0.10	(0.56)

See accompanying notes to financial statements.

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2017

Consolidated statement of comprehensive income Year ended 31 December 2017
	Note	2017	2016
		US$’000	US$’000

Profit (loss) for the year		1,087	(6,223)

Other comprehensive income:
Item that will not be reclassified to profit or loss:
Defined benefit plan remeasurements	15	(7)	(58)
		(7)	(58)

Items that may be reclassified subsequently to profit or loss:
Net change in fair value of available-for-sale financial assets		–	(1)
Net change in fair value of available-for-sale financial assets reclassified to profit or loss on disposal		(2)	–
Foreign currency translation differences – foreign operations		636	(222)
		634	(223)
Other comprehensive income (loss) for the year, net of tax *		627	(281)
Total comprehensive income (loss) for the year		1,714	(6,504)

*There was no tax effect on the components included in other comprehensive income.

See accompanying notes to financial statements.

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2017

Consolidated statement of changes in equity Year ended 31 December 2017

		Attributable to owners of the Company
	Note	Share capital	Share option reserve	Statutory reserve	Accumulated losses	Fair value reserve	Foreign currency translation reserve	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

At 1 January 2016		213,238	12,856	3,022	(141,683)	3	(21,283)	66,153

Total comprehensive income (loss) for the year
Loss for the year		–	–	–	(6,223)	–	–	(6,223)

Other comprehensive income
Foreign currency translation		–	–	–	–	–	(222)	(222)
Defined benefit plan remeasurements	15	–	–	–	(58)	–	–	(58)
Net change in fair value of available-for-sale financial assets		–	–	–	–	(1)	–	(1)
Total other comprehensive income, net of tax		–	–	–	(58)	(1)	(222)	(281)
Total comprehensive income (loss) for the year		–	–	–	(6,281)	(1)	(222)	(6,504)

Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Share-based payment transactions	14	–	9	–	–	–	–	9
Total transactions with owners		–	9	–	–	–	–	9

Transfer out of statutory reserves to offset deficit	14	–	–	(1,506)	1,506	–	–	–

At 31 December 2016		213,238	12,865	1,516	(146,458)	2	(21,505)	59,658

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2017

Consolidated statement of changes in equity (cont’d) Year ended 31 December 2017

		Attributable to owners of the Company
	Note	Share capital	Share option reserve	Statutory reserve	Accumulated losses	Fair value reserve	Foreign currency translation reserve	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

At 1 January 2017		213,238	12,865	1,516	(146,458)	2	(21,505)	59,658

Total comprehensive income for the year
Income for the year		–	–	–	1,087	–	–	1,087

Other comprehensive income
Foreign currency translation		–	–	–	–	–	636	636
Defined benefit plan remeasurements	15	–	–	–	(7)	–	–	(7)
Net change in fair value of available-for-sale financial assets on disposal		–	–	–	–	(2)	–	(2)
Total other comprehensive income, net of tax		–	–	–	(7)	(2)	636	627
Total comprehensive income for the year		–	–	–	1,080	(2)	636	1,714

Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Share-based payment transactions	14	–	(7)	–	–	–	–	(7)
Total transactions with owners		–	(7)	–	–	–	–	(7)

At 31 December 2017		213,238	12,858	1,516	(145,378)	–	(20,869)	61,365

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2017

Consolidated statement of cash flows Year ended 31 December 2017
	Note	2017	2016
		US$’000	US$’000
Cash flows from operating activities
Loss before tax		(584)	(7,372)
Adjustments for:
Allowance for doubtful receivables		127	35
Amortisation – intangible assets		7	106
Depreciation of property, plant and equipment		42	163
Gain on sale of available-for-sale financial assets		(2)	–
Gain on disposal of a subsidiary	30	–	(827)
Loss (gain) on disposal of an associate		52	(22)
Gain on disposal of property, plant and equipment		–	(586)
Impairment loss on property, plant and equipment		–	471
Impairment loss on prepaid licensing fees and royalty fees		–	1,386
Impairment loss on intangible assets		–	57
Interest expense		34	81
Interest income		(602)	(302)
Share-based compensation		(7)	9
Share of loss of associates, net of tax		24	1,731
Operating loss before working capital changes		(909)	(5,070)

Changes in:
Trade and other receivables		149	262
Other assets		561	(2,163)
Trade and other payables		(1,464)	1,054
Employee benefits		(9)	46
Cash used in operating activities		(1,672)	(5,871)
Tax paid		–	(46)
Net cash used in operating activities		(1,672)	(5,917)

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2017

Consolidated statement of cash flows (cont’d) Year ended 31 December 2017
	Note	2017	2016
		US$’000	US$’000
Cash flows from investing activities
Dividends from associate		–	1,438
Disposal of a subsidiary, net of cash disposed of	30	–	278
Interest received		602	299
Proceeds from disposal of available-for-sale financial assets		3	–
Proceeds from disposal of an associate		1,058	112
Proceeds from disposal of property, plant and equipment		–	1,950
Purchase of property, plant and equipment		(192)	(496)
Purchase of intangible assets		(11)	(86)
Refundable deposit		37	17
Others		35	30
Net cash from investing activities		1,532	3,542

Cash flows from financing activities
Repayment of short-term borrowings		(2,631)	(3,722)
Deposits pledged		(7)	500
Interest paid		(35)	(83)
Net cash used in financing activities		(2,673)	(3,305)

Net decrease in cash and cash equivalents		(2,813)	(5,680)
Cash and cash equivalents at 1 January		65,711	71,432
Effect of exchange rate fluctuations on cash held in foreign currencies		772	(41)
Cash and cash equivalents at 31 December	12	63,670	65,711

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

1.	Corporate information

GigaMedia Limited (the “Company”) is a limited liability company domiciled and incorporated in Singapore.  The address of its registered office is at 80 Robinson Road,
#02-00, Singapore 068898.  Its principal place of business is at 8th Floor, No.22, Ln. 407, Sec. 2, Tiding Blvd., Taipei, Taiwan, 114 Republic of China.

The principal activity of the Company is that of investment holding.  The principal activities of the subsidiaries are disclosed in Note 6 to the financial statements.

The Company is listed on the NASDAQ Stock Market in the United States.

The consolidated financial statements of the Group and statement of financial position of the Company for the year ended 31 December 2017 were authorised for issue by the Board of Directors on 27 April 2018.

2.Summary of significant accounting policies

Basis of preparation

The financial statements have been prepared in accordance with the historical cost basis except as disclosed in the accounting polices below, and are drawn up in accordance with the provisions of the Singapore Companies Act and Financial Reporting Standards in Singapore (“FRS”).

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability which market participants would take into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of FRS 102 Share-based Payment, leasing transactions that are within the scope of FRS 17 Leases, and measurements that have some similarities to fair value but are not fair value, such as net realisable value in FRS 2 Inventories or value in use in FRS 36 Impairment of Assets.

In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

2.Summary of significant accounting policies (cont’d)

▪	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

▪	Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

▪	Level 3 - Unobservable inputs for the asset or liability.

Adoption of new and revised standards

On 1 January 2017, the Group adopted all the new and revised FRSs and Interpretations of FRS (“INT FRS”) that are effective from that date and are relevant to its operations. The adoption of these new/revised FRSs and INT FRSs does not result in changes to the Group’s and Company’s accounting policies and has no material effect on the amounts reported for the current or prior years except for certain presentation improvements arising from Amendment to FRS 7 Statement of Cash Flows: Disclosure Initiative.

Amendments to FRS 7 Statement of Cash Flows: Disclosure Initiative

The amendments require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financial activities, including both changes arising from cash flows and non-cash changes.

The Group’s liabilities arising from financing activities and a reconciliation between the opening and closing balances of these liabilities are set out in Note 17 to the financial statements. Consistent with the transition provisions of the amendments, the Group has not disclosed comparative information for the prior period. Apart from the additional disclosure in Note 17, the application of these amendments has had no impact on the Group’s consolidated financial statements.

At the date of authorisation of these financial statements, the following new and revised FRSs and amendments to FRSs that are relevant to the Group and the Company were issued but not effective:

•	FRS 109 Financial Instruments[1]

•	FRS 115 Revenue from Contracts with Customers[1]

•	FRS 116 Leases[2]

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

2.Summary of significant accounting policies (cont’d)

•	Amendments to FRS 110 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[3]

•	Amendments to FRS 102 Share-based Payment: Classification and Measurement of Share-based Payment Transactions[1]

[1]	Effective for annual periods beginning on or after 1 January 2018
[2]	Effective for annual periods beginning on or after 1 January 2019
[3]	Application has been deferred indefinitely, however, early application is still permitted

Consequential amendments were also made to various standards as a result of these new/revised standards. Management anticipates that the adoption of the above FRSs and amendments to FRS in future periods will not have a material impact on the financial statements of the Group and of the Company in the period of their initial adoption except for the following:

FRS 109 Financial Instruments

FRS 109 issued in November 2009 introduced new requirements for the classification and measurement of financial assets. FRS 109 was subsequently amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition, and in November 2013 to include the new requirements for general hedge accounting. Another revised version of FRS 109 was issued in July 2014 mainly to include a) impairment requirements for financial assets and b) limited amendments to the classification and measurement requirements by introducing a ‘fair value through other comprehensive income’ (FVTOCI) measurement category for certain simple debt instruments.

Key requirements of FRS 109 that may be relevant to the Group and the Company:

•	all recognised financial assets that are within the scope of FRS 39 Financial Instruments: Recognition and Measurement are required to be subsequently measured at amortised cost or fair value.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

2.Summary of significant accounting policies (cont’d)

•

with regard to the measurement of financial liabilities designated as at fair value through profit or loss, FRS 109 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under FRS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss is presented in profit or loss.

•

in relation to the impairment of financial assets, FRS 109 requires an expected credit loss model, as opposed to an incurred credit loss model under FRS 39. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognised.

On the initial application of FRS 109, management anticipates that the Group will need to account for expected credit losses and expect to use historical experience, modified by any future change such as credit risk of the customers. Additional disclosures may be made with respect of loans and receivables, including any significant judgement and estimation made.

Based on the assessment by the management, if the expected credit loss model were to be applied by the Group, the accumulated amount of impairment loss to be recognised by the Group as at 1 January 2018 would be slightly increased as compared to the accumulated amount recognised under FRS 39 mainly attributable to expected credit losses provision on trade and other receivables. Such further impairment recognised under expected credit loss model may reduce the opening retained earnings and increase the unrecognised tax losses at 1 January 2018 but will not have a significant impact on the Group’s financial performance in the foreseeable future.

FRS 115 Revenue from Contracts with Customers

FRS 115 establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. FRS 115 will supersede the current revenue recognition guidance including FRS 18 Revenue, FRS 11 Construction Contracts and the related interpretations when it becomes effective.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

2.Summary of significant accounting policies (cont’d)

The core principle of FRS 115 is that an entity should recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the standard introduces a 5-step approach to revenue recognition:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognise revenue when (or as) the entity satisfies a performance obligation.

Under FRS 115, an entity recognises revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in FRS 115 to deal with specific scenarios. Furthermore, extensive disclosures are required by FRS 115.

Management has performed a detailed analysis of the requirements of the initial application of FRS 115. Management has identified the performance obligations with respect to the various revenue streams of the Group and the Company. Based on the performance obligations identified, management has assessed that the current recognition method will continue to be appropriate under FRS 115. Accordingly, management anticipates that the adoption of FRS 115 will not have a material impact on the financial statements of the Group and of the Company in the period of their initial adoption. However, the application of FRS 115 may result in additional disclosures including:

•	Qualitative descriptions of the types of goods or services and typical timing of satisfying obligations of an entity's contracts with customers; and

•	A description of the significant judgements about the amount and timing of revenue recognition.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

2.Summary of significant accounting policies (cont’d)

FRS 116 Leases

The Standard provides a comprehensive model for the identification of lease arrangements and their treatment in the financial statements of both lessees and lessors. The identification of leases, distinguishing between leases and service contracts, are determined on the basis of whether there is an identified asset controlled by the customer.

Significant changes to lessee accounting are introduced, with the distinction between operating and finance leases removed and assets and liabilities recognised in respect of all leases (subject to limited exceptions for short-term leases and leases of low value assets). The Standard maintains substantially the lessor accounting approach under the existing framework.

Management anticipates that the initial application of the new FRS 116 will result in changes to the accounting policies relating to operating leases, where the Group is a lessee. A leased asset will be recognised on statement of financial position, representing the Group’s right to use the leased asset over the lease term and, recognise a corresponding liability to make lease payments.

Other than the above, management has considered and is of the view that the adoption of the other amendments to FRSs that are issued as at date of authorisation of these financial statements but effective only in future periods will not have a material impact on the financial statements in the period of their initial adoption.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities (including structured entities) controlled by the Company and its subsidiaries. Control is achieved when the Company:

•Has power over the investee;

•Is exposed, or has rights, to variable returns from its involvement with the investee; and

•Has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

2.Summary of significant accounting policies (cont’d)

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company's voting rights in an investee are sufficient to give it power, including:

•	The size of the Company's holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	Potential voting rights held by the Company, other vote holders or other parties;

•	Rights arising from other contractual arrangements; and

•

Any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders' meetings.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group's accounting policies.

Changes in the Group's ownership interests in existing subsidiaries

Changes in the Group's ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group's interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to owners of the Company.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

2.Summary of significant accounting policies (cont’d)

When the Group loses control of a subsidiary, a gain or loss is recognised in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. All amounts previously recognised in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable FRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under FRS 39, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

In the Company’s financial statements, investments in subsidiaries and associates are carried at cost less any impairment in net recoverable value that has been recognised in profit or loss.

Business Combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration for each acquisition is measured at the aggregate of the acquisition date fair values of assets given, liabilities incurred by the Group to the former owners of the acquiree, and equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognised in profit or loss as incurred.

Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in such fair values are adjusted against the cost of acquisition where they qualify as measurement period adjustments (see below). The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates at fair value, with the corresponding gain or loss being recognised in profit or loss.

Where a business combination is achieved in stages, the Group’s previously held interests in the acquired entity are remeasured to fair value at the acquisition date (i.e. the date the Group attains control) and the resulting gain or loss, if any, is recognised in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognised in other comprehensive income are reclassified to profit or loss, where such treatment would be appropriate if that interest were disposed of.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

2.Summary of significant accounting policies (cont’d)

The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under the FRS are recognised at their fair value at the acquisition date, except that:

•

Deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognised and measured in accordance with FRS 12 Income Taxes and FRS 19 Employee Benefits respectively;

•

Liabilities or equity instruments related to share-based payment transactions of the acquiree or the replacement of an acquiree’s share-based payment awards transactions with share-based payment awards transactions of the acquirer in accordance with the method in FRS 102 Share-based Payment at the acquisition date; and

•	Assets (or disposal groups) that are classified as held for sale in accordance with FRS 105 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that Standard.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognised amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in another FRS.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see below), or additional assets or liabilities are recognised, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognised as of that date.

The measurement period is the period from the date of acquisition to the date the Group obtains complete information about facts and circumstances that existed as of the acquisition date – and is subject to a maximum of one year from acquisition date.

If the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquire (if any), the excess is recognised immediately in profit or loss as a bargain purchase gain.

Associate

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

2.Summary of significant accounting policies (cont’d)

The results and assets and liabilities of the associate are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment, or a portion thereof, is classified as held for sale, in which case it is accounted for in accordance with FRS 105. Under the equity method, an investment in an associate is initially recognised in the consolidated statement of financial position at cost and adjusted thereafter to recognise the Group's share of the profit or loss and other comprehensive income of the associate. When the Group's share of losses of an associate exceeds the Group's interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. Additional losses are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate. On acquisition of the investment in an associate, any excess of the cost of the investment over the Group's share of the net fair value of the identifiable assets and liabilities of the investee is recognised as goodwill, which is included within the carrying amount of the investment. Any excess of the Group's share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognised immediately in profit or loss in the period in which the investment is acquired.

The requirements of FRS 39 are applied to determine whether it is necessary to recognise any impairment loss with respect to the Group’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with FRS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, any impairment loss recognised forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognised in accordance with FRS 36 to the extent that the recoverable amount of the investment subsequently increases.

The Group discontinues the use of the equity method from the date when the investment ceases to be an associate, or when the investment is classified as held for sale. When the Group retains an interest in the former associate and the retained interest is a financial asset, the Group measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with FRS 39. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate is included in the determination of the gain or loss on disposal of the associate. In addition, the Group accounts for all amounts previously recognised in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognised in other comprehensive income by that associate would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when the equity method is discontinued.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

2.Summary of significant accounting policies (cont’d)

When the Group reduces its ownership interest in an associate but the Group continues to use the equity method, the Group reclassifies to profit or loss the proportion of the gain or loss that had previously been recognised in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities.

When a Group entity transacts with an associate or a joint venture of the Group, profits and losses resulting from the transactions with the associate are recognised in the Group's consolidated financial statements only to the extent of interests in the associate that are not related to the Group.

Foreign currency

The individual financial statements of each Group entity are measured and presented in the currency of the primary economic environment in which the entity operates (its functional currency). The Group’s consolidated financial statements are presented in US dollars as the Company is listed on the NASDAQ Stock Market at United States. The Company’s functional currency is New Taiwan dollars.

a)	Transactions and balances

Transactions in foreign currencies are measured in the respective functional currencies of the Company and its subsidiaries and are recorded on initial recognition in the functional currencies at exchange rates approximating those prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the closing rate of exchange prevailing at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when fair value was determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at the reporting date are recognised in profit or loss for the period except for exchange differences arising on monetary items that form part of the Group’s net investment in foreign operations, which are recognised initially in other comprehensive income and accumulated under translation reserve in equity. The translation reserve is reclassified from equity to the profit or loss of the Group on disposal of the foreign operation.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

2.Summary of significant accounting policies (cont’d)

b)	Group companies

The assets and liabilities of foreign operations are translated into US dollars at the rate of exchange prevailing at the reporting date and income and expenses are translated at the average exchange rates for the year. The exchange differences arising on the translation are taken directly to other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognised in profit or loss.

In the case of a partial disposal without loss of control of a subsidiary that includes a foreign operation, the proportionate share of the cumulative amount of the exchange differences are re-attributed to non-controlling interest and are not recognised in profit or loss.  For partial disposals of associates that are foreign operations, the proportionate share of the accumulated exchange differences is reclassified to profit or loss.

Property, plant and equipment

Property, plant and equipment including buildings held for use in the production or supply of goods or services, or for administrative purposes are stated in the consolidated statement of financial position at cost, less subsequent accumulated depreciation and accumulated impairment losses, if any.

Depreciation is charged so as to write off the cost of items of property, plant, and equipment less their residual values over their estimated useful lives, using the straight-line method, on the following bases:

Buildings-50 years

Leasehold improvements	-3 to 5 years

Information and communication equipment-2 to 5 years

Office furniture and equipment-3 to 5 years

Freehold land is not depreciated.

The residual values, useful life and depreciation method are reviewed at end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

The gain or loss arising on disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amounts of the asset and is recognised in profit or loss.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

2.Summary of significant accounting policies (cont’d)

Intangible assets

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortisation and impairment losses. Amortisation for intangible assets with finite useful lives is recognised on a straight-line basis over their estimated useful lives. The estimated useful life and amortisation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

The following useful life is used in the calculation of amortisation:

Purchased software development costs-1 to 3 years

Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset’s recoverable amount.

An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. Where the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows expected to be generated by the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples or other available fair value indicators.

Impairment losses of continuing operations are recognised in profit or loss in those expense categories consistent with the function of the impaired asset, except for assets that are previously revalued where the revaluation was taken to other comprehensive income. In this case the impairment is also recognised in other comprehensive income up to the amount of any previous revaluation.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

2.Summary of significant accounting policies (cont’d)

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the Group estimates the asset’s or cash-generating unit’s recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised previously. Reversal is recognised in the profit or loss unless the asset is measured at revalued amount, in which case the reversal in excess of impairment loss previously recognised through the profit or loss is treated as a revaluation increase.

Financial instruments

Financial assets and financial liabilities are recognised on the Group’s statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial instrument and of allocating interest income or expense over the relevant period.  The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument, or where appropriate, a shorter period.

Financial assets

Initial recognition and measurement

Financial assets are recognised on the statements of financial position when, and only when, the Group becomes a party to the contractual provisions of the financial instrument. The Group determines the classification of its financial assets at initial recognition.

When financial assets are recognised initially, they are measured at fair value plus transaction costs, except for those financial assets classified as fair value through profit or loss which are initially measured at fair value.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

2.Summary of significant accounting policies (cont’d)

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

a)	Loans and receivables

Non-derivative financial assets with fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Subsequent to initial recognition, loans and receivables are measured at amortised cost using the effective interest method, less impairment. Gains and losses are recognised in profit or loss when the loans and receivables are derecognised or impaired, and through the amortisation process.

The Group classifies the following financial assets as loans and receivables:

•	cash and short term deposits
•	trade and other receivables, including amounts due from subsidiaries,

an associate and related parties.

b)	Available-for-sale financial assets

Certain shares securities held by the Group are classified as being available-for-sale and are stated at fair value. Fair value is determined in the manner described in Note 28. Gains and losses arising from changes in fair value are recognised in other comprehensive income with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets which are recognised directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognised in other comprehensive income and accumulated in fair value reserve is reclassified to profit or loss. Dividends on available-for-sale equity instruments are recognised in profit or loss when the Group’s right to receive payments is established. The fair value of available-for-sale monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at end of the reporting period. The change in fair value attributable to translation differences that result from a change in amortised cost of the available-for-sale monetary asset is recognised in profit or loss, and other changes are recognised in other comprehensive income.

Investments in equity securities whose fair value cannot be reliably measured are carried at cost less impairment losses.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

2.Summary of significant accounting policies (cont’d)

Derecognition

The Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expire, or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognises its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognise the financial asset and also recognises a collateralised borrowing for the proceeds received.

Impairment of financial assets

The Group assesses at each reporting date whether there is any objective evidence that a financial asset is impaired.

a)	Financial assets

For financial assets carried at amortised cost, the Group first assesses individually whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be recognised are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on financial assets carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account. The impairment loss is recognised in the profit or loss.

When the asset becomes uncollectible, the carrying amount of impaired financial assets is reduced directly or if an amount was charged to the allowance account, the amounts charged to the allowance account are written off against the carrying value of the financial asset.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

2.Summary of significant accounting policies (cont’d)

To determine whether there is objective evidence that an impairment loss on financial assets has been incurred, the Group considers factors such as the probability of insolvency or significant financial difficulties of the debtor and default or significant delay in payments.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the profit or loss, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date. The amount of reversal is recognised in the profit or loss.

For financial assets that are carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

b)	Available-for-sale financial assets

In the case of equity investments classified as available-for-sale, objective evidence of impairment include (i) significant financial difficulty of the issuer or obligor, (ii) information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment in equity instrument may not be recovered; and (iii) a significant or prolonged decline in the fair value of the investment below its costs. ‘Significant’ is to be evaluated against the original cost of the investment and ‘prolonged’ against the period in which the fair value has been below its original cost.

In respect of available-for-sale equity instruments, impairment losses previously recognised in profit or loss are not reversed through profit or loss. Any subsequent increase in fair value after an impairment loss is recognised in other comprehensive income and accumulated under the heading of investments revaluation reserves.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand and fixed deposits which are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

2.Summary of significant accounting policies (cont’d)

Financial liabilities

Financial liabilities include trade and other payables and interest bearing loans and borrowings.

Initial recognition and measurement

Financial liabilities are recognised on the statement of financial position when, and only when, the Group becomes a party to the contractual provisions of the financial instrument. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognised initially at fair value plus directly attributable transaction costs.

Subsequent measurement

After initial recognition, financial liabilities are subsequently measured at amortised cost using the effective interest method, with interest expense recognised on an effective yield basis.

Derecognition

The Group derecognises financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire.

Borrowings

Interest-bearing bank loans are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method. Interest expense calculated using the effective interest method is recognised over the term of the borrowings.

All borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that the Group incurs in connection with the borrowing of funds.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

2.Summary of significant accounting policies (cont’d)

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) where, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made on the amount of the obligation.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities.  Equity instruments are recorded at the proceeds received, net of direct issue costs.

Employee benefits

a)	Defined contribution plans

The Group participates in the national pension schemes as defined by the laws of the countries in which it has operations. In particular, the Company makes contributions to the Central Provident Fund (CPF) scheme in Singapore, a defined contribution pension scheme. Contributions to defined contribution pension schemes are recognised as an expense in the period in which the related service is performed.

b)	Employee leave entitlement

Employee entitlements to annual leave are recognised as a liability when they accrue to the employees. The estimated liability for leave is recognised for services rendered by employees up to reporting date.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

2.Summary of significant accounting policies (cont’d)

c)	Defined benefits plan

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan.  The Group’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value.  The fair value of any plan assets is deducted.  The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset).

The calculation is performed annually by a qualified actuary using the projected unit credit method.  When the calculation results in a benefit to the Group, the recognised asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan.  In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Group.  An economic benefit is available to the Group if it is realisable during the life of the plan, or on settlement of the plan liabilities.

Remeasurements from defined benefit plans comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest).  The Group recognises them immediately in other comprehensive income and all expenses related to defined benefit plans in employee benefits expense in profit or loss.

When the benefits of a plan are changed, or when a plan is curtailed, the portion of the changed benefit related to past service by employees, or the gain or loss on curtailment, is recognised immediately in profit or loss when the plan amendment or curtailment occurs.

The Group recognises gains and losses on the settlement of a defined benefit plan when the settlement occurs.  The gain or loss on settlement is the difference between the present value of the defined benefit obligation being settled as determined on the date of settlement and the settlement price, including any plan assets transferred and any payments made directly by the Group in connection with the settlement.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

2.Summary of significant accounting policies (cont’d)

d)	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognised as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards.  The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that meet the related service and non-market performance conditions at vesting date.  For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period that the employees become unconditionally entitled to payment.  The liability is remeasured at each reporting date and at settlement date based on the fair value of the share appreciation rights.  Any changes in the fair value of the liability are recognised as employee benefits expense in profit or loss.

Taxes

a)	Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the end of the reporting period, in the countries where the Group operates and generates taxable income.

Current income taxes are recognised in the profit or loss except to the extent that the tax relates to items recognised outside the profit or loss, either in other comprehensive income or directly in equity. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

2.Summary of significant accounting policies (cont’d)

b)	Deferred tax

Deferred income tax is provided using the liability method on temporary differences at the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•

Where the deferred tax arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of temporary differences associated with investments in subsidiaries and associates, where the timing of the reversal of the temporary differences can be controlled by the Group and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

•

Where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of deductible temporary differences associated with investments in subsidiaries and associates, deferred income tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be utilised.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

2.Summary of significant accounting policies (cont’d)

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of the reporting period. Except for investment properties measured using the fair value model, the measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred income tax relating to items recognised outside profit or loss is recognised outside profit or loss. Deferred tax items are recognised in correlation to the underlying transaction either in other comprehensive income or directly in equity and deferred tax arising from a business combination is adjusted against goodwill on acquisition.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee.  All other leases are classified as operating leases.

As lessee

Operating lease payments are recognised as an expense in the profit or loss on a straight-line basis over the lease term. The aggregate benefit of incentives provided by the lessor is recognised as a reduction of rental expense over the lease term on a straight-line basis.

Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of consideration received or receivable, excluding discounts, rebates, and sales taxes or duty. The following specific recognition criteria must also be met before revenue is recognised:

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

2.Summary of significant accounting policies (cont’d)

Digital entertainment service revenue

Digital entertainment business revenue are earned through the sale of virtual points, prepaid cards, and game packs.  Virtual points are sold to distributors or end-users who can make the payments through credit cards, internet banking or telecommunication service operators.  Physical prepaid cards and game packs are sold through distributors and convenience stores.  Proceeds from sales of physical cards and game packs, net of sales discounts, and virtual points are deferred when received and revenue is recognised upon the actual usage of the playing time or in-game virtual items by the end-users; over the estimated life of virtual items; or when the sold points expire and are no longer eligible to access the digital entertainment products or services in accordance with the Group’s published virtual points expiration policy.

The Group reports sales of virtual points on a gross basis.  In the sales of virtual points, the Group acts as principal and the Group has latitude in establishing price. Fixed percentage fees retained by service providers for payment processing related to the Group’s digital entertainment services are recognised as cost of digital entertainment revenue.

Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenue and incur expenses, including revenue and expenses that relate to transactions with any of the Group’s other components.  All operating segments’ operating results are reviewed regularly by the Board of Directors (the chief operating decision maker) to make decisions about resources to be allocated to the segment and to assess its performance, and for which discrete financial information is available.

Segment results that are reported to the Board of Directors include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.  Unallocated items comprise mainly corporate assets (primarily the Company’s headquarters), head office expenses and tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the year to acquire property, plant and equipment and intangible assets.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

3.	Critical accounting judgements and key sources of estimation uncertainty

In the application of the Group’s accounting policies, which are described in Note 2, Management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant.  Actual results may differ from these estimates.

The estimates and underlying assumptions would be reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgements in applying the Group’s accounting policies

Management is of the opinion that any instances of application of judgement are not expected to have a significant effect on the amounts recognised in the financial statements, except for judgements relating to accounting estimates as discussed below.

Key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below:

a)	Recognition of digital entertainment service revenue

Digital entertainment service revenue is earned via the sale of virtual points, prepaid cards and game packs. Proceeds from the sale of virtual points are deferred when received and revenue is recorded when the virtual points are consumed based on estimated life of virtual points. Management determines the estimated useful life of the virtual points based on the turnover ratio of virtual points and weighted average time intervals in spending by end-users.

The carrying amount of the Group’s deferred revenue and digital entertainment service revenue are disclosed in Notes 18 and 19 to the financial statements.

b)	Impairment of prepaid licensing and royalty fees

The Group regularly reviews whether there are any indications of impairment and recognises an impairment loss if the carrying amount of the prepaid licensing and royalty fees is lower than its recoverable amount. The determination of recoverable amount is subject to management’s estimation based on the life cycle and sales generated from the online games.

The carrying amount of the Group’s prepaid licensing and royalty fees is disclosed in Note 9 to the financial statements.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

4	Property, plant and equipment

	Freehold land	Buildings	Leasehold improvements	Information and communication equipment	Office furniture and equipment	Equipment under installation	Total
Group	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At 1 January 2016	677	1,154	116	4,400	166	–	6,513
Additions	–	–	187	181	–	128	496
Disposals/Write offs	(689)	(1,175)	(427)	(4,343)	(168)	–	(6,802)
Reclassification	–	–	122	–	–	(122)	–
Effect of movements in exchange rates	12	21	2	68	2	1	106
At 31 December 2016	–	–	–	306	–	7	313
Additions	–	–	141	3	32	16	192
Reclassification	–	–	–	23	–	(23)	–
Effect of movements in exchange rates	–	–	–	15	1	–	16
At 31 December 2017	–	–	141	347	33	–	521

Accumulated depreciation and impairment losses
At 1 January 2016	193	418	112	4,082	155	–	4,960
Depreciation charge to profit or loss	–	3	30	127	3	–	163
Disposals/Write offs	(197)	(427)	(423)	(4,156)	(164)	–	(5,367)
Impairment loss	–	–	279	188	4	–	471
Effect of movements in exchange rates	4	6	2	65	2	–	79
At 31 December 2016	–	–	–	306	–	–	306
Depreciation charge to profit or loss	–	–	35	1	6	–	42
Effect of movements in exchange rates	–	–	–	14	1	–	15
At 31 December 2017	–	–	35	321	7	–	363

Carrying amounts
At 31 December 2016	–	–	–	–	–	7	7
At 31 December 2017	–	–	106	26	26	–	158

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

In 2016, the Group recognised an impairment loss of US$471,000 on property, plant and equipment as a full provision to reflect consecutive operating losses in recent years and that the carrying amounts of those long-lived assets would not be recoverable with cash flow projections from current games, which are typically with shorter lives.

5	Intangible assets

Purchased software development costs
US$’000
Group
Cost
At 1 January 2016	775
Additions	86
Disposals/Write offs	(875)
Effect of movements in exchange rates	14
At 31 December 2016	–
Additions	11
At 31 December 2017	11

Accumulated amortisation and impairment losses
At 1 January 2016	687
Amortisation for the year	106
Disposals/Write offs	(864)
Impairment loss	57
Effect of movements in exchange rates	14
At 31 December 2016	–
Amortisation for the year	7
Effect of movements in exchange rates	1
At 31 December 2017	8

Carrying amounts
At 31 December 2016	–

At 31 December 2017	3

In 2016, the Group recorded an impairment loss of US$57,000 on intangible assets as a full provision to reflect consecutive operating losses in recent years and that the carrying amounts of those intangibles assets would not be recoverable with cash flow projections from current games, which are typically with shorter lives.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

6	Subsidiaries

	Company
	2017	2016
	US$’000	US$’000

At 1 January	59,658	76,366
Impairment loss made	-	(18,075)
Effect of movements in exchange rates	4,992	1,367
At 31 December	64,650	59,658

As at the reporting date, management has assessed the recoverable amount of its investment in subsidiaries.  The recoverable amount has been determined based on the fair value less costs to sell.  Fair value is based on the revalued net asset value of the subsidiaries at the reporting date as, in the opinion of the management of the Company, the revalued net asset value of the investment reasonably approximates the fair value.  Based on the assessment, management has determined that no additional impairment is necessary in respect of the Company’s investment in subsidiaries in 2017.

In 2016, an impairment loss amounted US$18,075,000 was charged to profit or loss of the Company.

Details of the subsidiaries are as follows:

Name of subsidiaries	Principal activities	Country of incorporation	Percentage ownership interest
			2017	2016
			%	%
Held by the Company

GigaMedia International Holdings Limited	Holding company	British Virgin Islands	100	100

Held by GigaMedia International Holdings Limited

Cambridge Entertainment Software Limited	Holding company	British Virgin Islands	100	100

GigaMedia (HK) Limited	Holding company	Hong Kong	100	100

GigaMedia Online Entertainment Corp.	Holding company	Cayman Islands	100	100

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES NOTES TO FINANCIAL STATEMENTS 31 DECEMBER 2017
Name of subsidiaries	Principal activities	Country of incorporation	Percentage ownership interest
			2017	2016
			%	%

GigaMedia (Cayman) Limited.	Holding company	Cayman Islands	100	100
Held by GigaMedia Online Entertainment Corp.

FunTown World Limited	Holding company	British Virgin Islands	100	100

GigaMedia Capital Limited	Holding company	British Virgin Islands	100	100

Dragon Mark Holdings Limited	Holding company	British Virgin Islands	100	100

GigaMedia Freestyle Holdings Limited	Holding company	British Virgin Islands	100	100

GigaMedia (Labuan) Limited	Holding company	Labuan	100	100

Megabiz Limited	Holding company	British Virgin Islands	100	100

Held by FunTown World Limited

FunTown Hong Kong Limited	Online games	Hong Kong	100	100

Held by GigaMedia (Cayman) Limited.

Hoshin GigaMedia Center Inc.	Online games	Taiwan	100	100

Giga Development Corporation	Holding company	Taiwan	100	100

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES NOTES TO FINANCIAL STATEMENTS 31 DECEMBER 2017
Name of subsidiaries	Principal activities	Country of incorporation	Percentage ownership interest
			2017	2016
			%	%

GigaMedia Cloud Services Co., Ltd.	Cloud computing services	Taiwan	100	100

Held by Cambridge Entertainment Software Limited

Cambridge Interactive Development Corporation	Software development and application services	U.S.A.	100	100

Held by GigaMedia (Labuan) Limited

Leisure Alliance Sdn. Bhd.	Holding company	Malaysia	100	100

Held by Hoshin GigaMedia Center Inc

Play2gether Digital Technology Co., Ltd.	Online games	Taiwan	100	100

Gaminfinity Publishing Co., Ltd.	Online games	Taiwan	100	100

Held by Giga Development Corporation

Wen He Investment Ltd.	Holding company	Taiwan	100	100

Held by GigaMedia (HK) Limited

Shanghai Pontoon Networking Technology Co., Ltd.	Online games	China	100	100

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

7	Associates

	Group
	2017	2016
	US$’000	US$’000

Equity shares at cost	–	667

Carrying amount
At 1 January	72	4,524
Share of loss, net of tax	(24)	(1,731)
Distribution received	–	(1,438)
Disposal or deemed disposal of an associate	(52)	(1,398)
Effect of movements in exchange rates	4	115
At 31 December	–	72

All the associates were equity accounted. Details of the associates are as follows:

Name of associates	Nature of relationship with the Group	Principal place of business/ Country of incorporation	Effective equity held by the Group
			2017	2016
			%	%

East Gate Media Contents & Technology Fund (“East Gate”)	Online game business and films	Korea	–	–[1]

Double2 Network Technology Co., Ltd. (“Double2”)	Online games	Taiwan	–[2]	22.9

[1]

In 2016, the Group disposed of East Gate to East Gate Partners, LLC (a “Korean investor”) for a consideration of US$1,170,000.  As at 31 December 2016, the outstanding consideration receivables amounted to US$1,058,000.  The receivables were fully collected during 2017 (see Note 11).

[2]

In 2017, Double2 executed two rounds of capital increase and the Group did not participate to subscribe to the new shares.  As a result, the Group’s ownership interest decreased to 9.14%.  Upon the loss of significant influence, the Group ceased accounting for the investment under the equity method and recognised a loss on deemed disposal of US$52,000 (Note 21). Following the deemed disposal, the remaining interest in Double2 is classified as an available-for sale investment (Note 8).

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

The following summarises the financial information of the Group’s associates based on their respective (consolidated) financial statements prepared in accordance with FRS, modified for fair value adjustments on acquisition and differences in the Group’s accounting policies. The information for 2017 presented in the table includes the results of the associate of Double2 for period from 1 January 2017 to the date the Group ceased using the equity method to account for the investment. The information for 2016 presented in the table includes the results of the associate of East Gate for period from 1 January 2016 to its disposal date.

Double2
US$’000
2017
Revenue	7

Loss for the period and total comprehensive income	(195)
Attributable to associates’ shareholders	(195)

Group’s interest in net assets of investee at beginning of the year	72
Group’s share of loss for the period and total comprehensive income	(24)
Carrying amount of interest in associate deemed disposed of	(52)
Currency translation differences	4
Carrying amount of interest in investee at end of the year	–

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

	East Gate	Double2	Total
	US$’000	US$’000	US$’000
2016
Revenue	2,454	65

Loss for the period and total comprehensive income	(9,131)	(522)
Attributable to associates’ shareholders	(9,131)	(522)

Non-current assets	–	135
Current assets	–	264
Current liabilities	–	(84)
Net assets	–	315
Attributable to associates’ shareholders	–	315

Group’s interest in net assets of investee at beginning of the year	4,336	188	4,524
Group’s share of loss for the period and total comprehensive income	(1,612)	(119)	(1,731)
Dividends from associate	(1,438)	–	(1,438)
Carrying amount of interest in associate disposed	(1,398)	–	(1,398)
Currency translation differences	112	3	115
Carrying amount of interest in investee at end of the year	–	72	72

8	Other investments

	Group
	2017	2016
	US$’000	US$’000
Current investments
Available-for-sale financial assets:
-Equity instrument (quoted)	–	3

Non-current investments
Available-for-sale financial assets:
-Equity instrument (unquoted)	–*	–

In 2016, the fair values of the investments classified under level 1 of the fair value hierarchy were based on the quoted closing market prices on the last market day of the financial year. Changes in fair value were recognised as part of fair value reserve. There was no transfer between Level 1 and Level 2 of the fair value hierarchy in 2017 and 2016.

* The investment in Double2 became an available-for-sale asset of the Group following the deemed disposal (Note 7) and fair value of the remaining retained equity interest in Double2 approximates US$ Nil based on the asset value (key unobservable input) and classified under level 3 of the fair value hierarchy.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

9	Other assets

		Group
	Note	2017	2016
		US$’000	US$’000

Refundable deposits		208	245
Prepaid licensing and royalty fees		1,619	2,406
Prepaid pension assets	15	70	62
Others		4	39
		1,901	2,752
Less: Impairment loss on prepaid licensing and royalty fees		(1,160)	(1,386)
		741	1,366

Non-current assets		282	346
Current assets		459	1,020
		741	1,366

Assessment of impairment of prepaid licensing and royalty fees

The Group recorded prepaid licensing and royalty fees of US$1,619,000 (2016: US$2,406,000) arising from the purchase of licences for its online games for subsequent financial periods.

At the reporting date, the impairment charge for prepaid licensing and royalty fees relates to certain licensed online games, which the carrying amounts of the related assets were determined not to be recoverable based on their expected life cycle and the forecasted sales.  Based on the assessment, management has determined that no additional impairment is necessary in respect of the carrying amount as at end of the reporting date. In 2016, an impairment loss of US$1,386,000 was recorded in profit or loss. Movements in allowance for impairment losses on prepaid licensing and royalty fees during the year were as follows:

	Group
	2017	2016
	US$’000	US$’000

At 1 January	1,386	4,187
Impairment loss recognised	–	1,386
Amounts written off	(226)	(4,187)
At 31 December	1,160	1,386

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

10	Deferred tax liabilities

Movement in temporary differences during the year

	At 1/1/2016	Recognised in profit or loss (Note 23)	At 31/12/2016	Recognised in profit or loss (Note 23)	At 31/12/2017
	US$’000	US$’000	US$’000	US$’000	US$’000
Group
Deferred tax liabilities
Dividend withholding tax from investees	(1,712)	41	(1,671)	1,671	–

In October 2017, a subsidiary of the Group in the U.S. resolved to dissolve and liquidate. The subsidiary completed the process and filed final tax return in February 2018. The distributions from the liquidation were deemed capital gains and thus free of dividend withholding tax. Accordingly, the Group reversed the deferred income tax liabilities relating to the withholding obligations upon possible dividend distribution.

As at 31 December 2017, the Group has tax losses carried forward, available to offset against future taxable and statutory income, the natures and jurisdictions of which were summarised as follows:

	2017		2016
Jurisdiction	Amount (US$’000)	Expiring year	Amount (US$’000)	Expiring year

Hong Kong– for taxable income	15,444	Indefinite	14,930	Indefinite
Taiwan– for taxable income	30,952	2020-2027	24,843	2020-2026
Taiwan– for statutory income	19,920	Indefinite	44,431	Indefinite

Deferred tax assets relating to unutilised tax losses has not been recognised due to the unpredictability of future profit streams.  Consequently, the Group did not recognise deferred tax assets of US$10,322,000 (2016: US$11,852,000).

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

11	Trade and other receivables

	Group		Company
	2017	2016	2017	2016
	US$’000	US$’000	US$’000	US$’000
Trade receivables
-third parties	763	903	–	–
Less: Allowance for doubtful receivables	(12)	(32)	–	–
	751	871	–	–
Other receivables
-subsidiaries	–	–	1,760	1,742
-third parties	68	1,099	–	–
Prepayments	390	547	–	43
Others	125	151	–	–
	1,334	2,668	1,760	1,785

The non-trade amounts due from subsidiaries are unsecured, interest-free and repayable on demand.

The outstanding balances of other receivables in 2016 mainly represented the consideration receivables from a Korean investor for disposal of the associate in 2016 (see Note 7).  The consideration receivables from the Korean investor had been fully collected during 2017.

The Group and the Company’s exposure to credit and currency risks, and impairment losses related to trade and other receivables are disclosed in Note 28.

Movement in the allowance for doubtful debts:

	Group		Company
	2017	2016	2017	2016
	US$’000	US$’000	US$’000	US$’000

Balance at 1 January	32	29	–	–
Charge to profit or loss	127	35	–	–
Written off	(149)	(33)	–	–
Exchange difference	2	1
Balance at 31 December	12	32	–	–

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

12	Cash and cash equivalents

	Group		Company
	2017	2016	2017	2016
	US$’000	US$’000	US$’000	US$’000

Bank balances	63,664	65,705	2,652	3,100
Short-term deposits	513	506	–	–
	64,177	66,211	2,652	3,100

Less: Restricted cash	(507)	(500)
Cash and cash equivalents in the statement of cash flows	63,670	65,711

The weighted average effective interest rate per annum relating to the fixed deposits at the reporting date for the Group is 2.05% (2016: 1.58%).  Depending on the terms of the deposit, interest rates reprice every half-yearly and yearly.

In 2017, restricted cash amounting to US$507,000 (2016: US$500,000) relates to deposits pledged for unutilised game point cards.

13	Share capital

	2017	2016
	No. of shares	No. of shares
	’000	’000
Group and Company
In issue at 1 January and 31 December	11,052	11,052

All issued shares are fully paid, with no par value.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

(i)	Ordinary shares

The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company. All rights attached to the Company’s shares held by the Group are suspended until those shares are reissued.

(ii)	Capital management

The Group’s primary objective when managing capital is to safeguard the Group’s ability to continue as a going concern while looking for appropriate opportunities to expand its business.  In order to do so, the Group may obtain new borrowings or issue new shares.

The Group actively and regularly reviews and manages its capital structure to ensure optimal capital structure and shareholder returns, taking into consideration the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities.  The Group currently does not adopt any formal dividend policy.

There were no changes in the Group’s approach to capital management during the year.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

14	Reserves

	Group		Company
	2017	2016	2017	2016
	US$’000	US$’000	US$’000	US$’000

Share option reserve	12,858	12,865	12,858	12,865
Statutory reserve	1,516	1,516	–	–
Fair value reserve	–	2	–	–
Foreign currency translation reserve	(20,869)	(21,505)	(12,429)	(17,789)
	(6,495)	(7,122)	429	(4,924)

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

Share option reserve

Employee share options represent the equity-settled share option granted to employees and executive director of the Group.  The reserve is made up of the cumulative value of services received from employee and executive directors recorded over the vesting period commencing from the grant date of share options, and is reduced by the expiry or exercise of the share options. The details of the share options are disclosed as follows:

2007 Equity Incentive Plan

At the June 2007 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2007 Equity Incentive Plan (the “2007 Plan”) under which up to 400 thousand ordinary shares of the Company have been reserved for issuance.  The 2007 Plan is administered by a committee designated by the board of directors.  The committee as plan administrator has complete discretion to determine the grant of awards under the 2007 Plan.  The maximum contractual term for the options under the 2007 Plan is 10 years. There were 4,000 shares granted in May 2017. The 2007 Plan has lapsed in June 2017.

2008 Equity Incentive Plan

At the June 2008 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2008 Equity Incentive Plan (the “2008 Plan”) under which up to 200 thousand ordinary shares of the Company have been reserved for issuance.  The 2008 Plan is administered by a committee designated by the board of directors.  The committee as plan administrator has complete discretion to determine the grant of awards under the 2008 Plan.  The maximum contractual term for the options under the 2008 Plan is 10 years. No shares have been issued under the 2008 Plan during the current financial year.

2008 Employee Share Purchase Plan

At the June 2008 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2008 Employee Share Purchase Plan (the “2008 ESPP”) under which up to 40 thousand ordinary shares of the Company were reserved for issuance.  Any person who is regularly employed by the Company or its designated subsidiaries shall be eligible to participate in the 2008 ESPP.  Pursuant to the 2008 ESPP, the Company would offer the shares to qualified employees on favorable terms.  Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2008 ESPP.  The 2008 ESPP is administered by a committee designated by the board of directors.  As of the date of this annual report, no shares have been granted or subscribed by qualified employees under the 2008 ESPP.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

2009 Equity Incentive Plan

At the June 2009 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2009 Equity Incentive Plan (the “2009 Plan”) under which up to 300 thousand ordinary shares of the Company have been reserved for issuance.  The 2009 Plan is administered by a committee designated by the board of directors.  The committee as plan administrator has complete discretion to determine the grant of awards under the 2009 Plan.  The maximum contractual term for the options under the 2009 Plan is 10 years. No shares have been issued under the 2009 Plan during the current financial year.

2009 Employee Share Purchase Plan

At the June 2009 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2009 Employee Share Purchase Plan (the “2009 ESPP”) under which up to 40 thousand ordinary shares of the Company have been reserved for issuance.  To be eligible, employees must be regularly employed by the Company or its designated subsidiaries.  Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2009 ESPP.  The 2009 ESPP is administered by a committee designated by the board of directors.  As of the date of this annual report, no shares have been granted or subscribed by qualified employees under the 2009 ESPP.

2010 Equity Incentive Plan

At the June 2010 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2010 Equity Incentive Plan (the “2010 Plan”) under which up to 200 thousand ordinary shares of the Company have been reserved for issuance.  The 2010 Plan is administered by a committee designated by the board of directors.  The committee as plan administrator has complete discretion to determine the grant of awards under the 2010 Plan.  The maximum contractual term for the options under the 2010 Plan is 10 years. No shares have been issued under the 2010 Plan during the current financial year.

2010 Employee Share Purchase Plan

At the June 2010 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2010 Employee Share Purchase Plan (the “2010 ESPP”) under which up to 40 thousand ordinary shares of the Company have been reserved for issuance.  To be eligible, employees must be regularly employed by the Company or its designated subsidiaries.  Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2010 ESPP.  The 2010 ESPP is administered by a committee designated by the board of directors.  As of the date of this annual report, no shares have been granted or subscribed by qualified employees under the 2010 ESPP.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

Summarised below are the general terms of its share-based compensation plans as of
31 December 2017.

Date granted	Balance at beginning of year	Granted during the year	Expired/ forfeited during the year	Balance at end of year	Options’ exercise price	Exercise period
	’000	’000	’000	’000	US$

09.08.2007	109	–	(109)	–	$50.75	09.08.2007 - 09.08.2017
01.10.2007	6	–	(6)	–	$83.00	01.10.2007 - 01.10.2017
29.01.2008	8	–	–	8	$80.05	29.01.2008 - 29.01.2018
01.12.2008	134	–	(66)	68	$21.20	01.12.2008 - 19.06.2018
13.05.2010	176	–	–	176	$12.35	13.05.2010 - 13.05.2020
20.05.2011	12	–	–	12	$6.25	20.05.2011 - 20.05.2021
05.01.2012	4	–	–	4	$4.05	05.01.2012 - 05.01.2022
26.11.2012	100	–	(100)	–	$4.78	26.11.2012 - 26.11.2022
28.10.2013	4	–	–	4	$5.05	28.10.2013 - 28.10.2023
01.11.2013	20	–	(20)	–	$5.20	01.11.2013 - 01.11.2023
28.03.2014	32	–	(7)	25	$7.15	28.03.2014 - 28.03.2024
31.03.2015	8	–	–	8	$3.85	31.03.2015 - 31.03.2025
05.05.2017	–	4	–	4	$2.90	05.05.2017 - 05.05.2027
	613	4	(308)	309

All options are expected to be settled by issuing new shares. At the end of the financial year, details of the options granted are as follow:

	Number of outstanding share options
Range of exercise price	At beginning of the year	Granted during the year	Expired/ forfeited during the year	Exercised during the year	At end of the year	Weighted average remaining exercise period
	’000	’000	’000	’000	’000
2017
Under US$5	112	4	(100)	–	16	6.97 years
US$5–US$50	378	–	(93)	–	285	2.35 years
US$50–US$100	123	–	(115)	–	8	0.08 years
	613	4	(309)	–	309
2016
Under US$5	116	–	(4)	–	112	6.04 years
US$5–US$50	378	–	–	–	378	3.11 years
US$50–US$100	123	–	–	–	123	0.64 years
	617	–	(4)	–	613

298,000 options (2016: 606,000) out of options 309,000 (2016: 613,000) are exercisable at the end of the year.

As at 31 December 2017, approximately US$4,000 (2016: US$2,000) of unrecognised compensation cost relates to non-vested options.  That cost is expected to be recognised over a period of 0.94 years (2016: 0.25 years).

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

The Company has used the Black-Scholes option-pricing model to derive the fair value of share options granted to employees on the grant date.  There was no share option granted in 2016.  The following summarises the assumptions used for share option granted in 2017:

2017

Option term (years)	6.01
Volatility	48.997%
Weighted average volatility	49%
Weighted average share price	US$2.90
Risk–free interest rate	2.031%
Dividend yield	0%
Weighted-average fair value of option granted during the year	US$1.41

Option term

Option term represents the period of time that they are expected to be outstanding.  Management estimates this based on historical trends.

Expected volatility rate

An analysis of historical volatility was used to develop the estimate of expected volatility.

Risk-free interest rate

The risk-free interest rate is based on yields of U.S. Treasury bonds for the expected term of the options.

Expected dividend yield

Expected dividend yield is based on the Company’s current dividend yield.

Statutory reserves

In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10% of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock.  As of 31 December 2017 and 2016, the legal reserves of Hoshin GigaMedia Center Inc. (“Hoshin GigaMedia”), were US$1.5 million and US$1.5 million, respectively.  The reserve can only be used to offset a deficit or be distributed as a stock dividend of up to 50% of the reserve balance when the reserve balance has reached 50% of the aggregate paid-in capital of Hoshin GigaMedia.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognised or impaired.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

15	Prepaid pension assets

The Group has defined benefit and defined contribution pension plans that covered substantially all of the Group’s employees.

Defined benefit pension plan

In accordance with the Labor Standards Law of the Republic of China, the Group has a defined benefit pension plan for its employees in Taiwan.  The pension plan covers substantially all full-time employees for services provided prior to 1 July 2005, and employees who have elected to remain in the defined benefit pension plan subsequent to the enactment of the Labor Pension Act on 1 July 2005.  Under the defined benefit pension plan, employees are entitled to twice the monthly salary for each year of service for the first 15 years, and an additional one month for every additional year of service, up to a maximum of 45 months.  The pension payment to employees is computed based on the average monthly salary for the six months prior to approved retirement.

The Group has contributed an amount equal to 2 percent of the salaries and wages paid to all qualified employees located in Taiwan to a pension fund (the “Fund”).  The Fund is administered by a pension fund monitoring committee (the “Committee”) and deposited in the Committee’s name in the Bank of Taiwan.  The Group makes pension payments from its account in the Fund unless the Fund is insufficient, in which case the Group makes payments from internal funds as payments become due.  The Group seeks to maintain a normal, highly liquid working capital balance to ensure payments are made timely.

The following provides fund status of the plan and a reconciliation of employee benefits.

	Group
	2017	2016
	US$’000	US$’000

Fair value of plan assets	(365)	(325)
Projected benefit obligation	295	263

	Group
	2017	2016
	US$’000	US$’000

Other assets – prepaid pension assets	(70)	(62)

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES NOTES TO FINANCIAL STATEMENTS 31 DECEMBER 2017
Expense recognised in profit or loss
	Group
	2017	2016
Current service costs	US$’000	US$’000
Net interest on net defined benefit liability	(1)	(2)
Employee benefits	(1)	(2)

Movement in the present value of the defined benefit obligations

Projected benefit obligation at 1 January	263	201
Interest cost	4	4
Actuarial loss	6	54
Currency translation difference	22	4
Defined benefit obligation at 31 December	295	263

Movement in the fair value of plan assets

Fair value of plan assets at 1 January	325	310
Expected return on plan assets	5	6
Actuarial losses	(1)	(4)
Contributions by employer	8	8
Currency translation difference	28	5
Fair value of plan assets at 31 December	365	325

Return on plan assets

Expected return on plan assets	5	6
Actuarial losses	(1)	(4)
Actual return on plan assets	4	2

Assets Categories
Cash	100%	100%

Actuarial assumptions

Weighted-average assumptions used to determine defined benefit obligations as at 31 December 2017 and 2016 were as follows:

	2017	2016

Discount rate	1.625%	1.375%
Rate of compensation increase	2.00%	2.00%

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

Weighted-average assumptions used to determine defined benefit costs for the year ended
31 December 2017 and 2016 were as follows:

	2017	2016

Discount rate	1.375%	1.875%
Rate of compensation increase	2.00%	1.50%

The Group expects to make a contribution of US$8,000 to the Fund in 2018.  The Group expect to make benefit payments of US$1,000 from 2018 to 2022 and US$12,000 from 2023 to 2027.

Defined contribution pension plan

The Group has provided defined contribution plans for employees located in Taiwan and Hong Kong.  Contributions to the plans are expensed as incurred.

Taiwan

Pursuant to the new “Labor Pension Act” enacted on 1 July 2005, the Group set up a defined contribution pension plan for its employees located in Taiwan.  For eligible employees who elect to participate in the defined contribution pension plan, the Group contribute no less than 6% of the employees’ salaries and wages paid each month, up to the maximum amount of NT$9,000 (approximately US$302 per individual), to the employees’ individual pension accounts at the Bureau of Labor Insurance.  Pension payments to employees are made either by monthly installments or in a lump sum from the accumulated contributions and earnings in employees’ individual accounts.

Hong Kong

According to the relevant Hong Kong regulations, the Group provides a contribution plan for the eligible employees in Hong Kong.  The Group must contribute at least 5 percent of their total salaries, up to the maximum amount of HK$1,500 (approximately US$192 per individual), to their individual contribution accounts of the authorities monthly.  After the termination of employment, the benefits still belong to the employees in any circumstances.

The total amount of defined contribution pension expenses pursuant to defined contribution plans for the years ended 31 December 2017 were US$190,000 (2016: US$183,000).

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

16	Trade and other payables

	Group		Company
	2017	2016	2017	2016
	US$’000	US$’000	US$’000	US$’000
Trade payables
-third parties	314	266	–	–
Accrued expenses
-third parties	2,707	4,038	252	218
Other payables	164	346	–	38
Trade and other payables	3,185	4,650	252	256

17	Loans and borrowings

	Group
	2017	2016
	US$’000	US$’000
Current liabilities
Unsecured bank loans	–	2,480

Terms and debt repayment schedule

Terms and conditions of outstanding loans and borrowings are as follows:

		Nominal interest rate	Year of	Face value	Carrying amount
	Currency		maturity	US$’000	US$’000
At 31 December 2016
Unsecured bank loans	TWD	1.7% –2.13%	2017	2,480	2,480

Reconciliation of liabilities arising from financing activities

Group
US$’000
Loans and borrowings:
As at 1 January 2017	2,480
Financing cash flow (1)	(2,631)
Exchange difference	151

As at 31 December 2017	-

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statement of cash flows as cash flows from financing activities.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

Intra-group financial guarantee

Intra-group financial guarantee comprises guarantees given by the Company to banks in respect of unsecured bank loans.  The details are as follows:

	2017		2016
	Amount	Expiry date	Amount	Expiry date
	US$’000		US$’000
Intra-group financial guarantee
Unsecured bank loans	7,560	31 August 2018	6,977	31 August 2017
Unsecured bank loans	–	–	6,201	30 June 2017
	7,560		13,178

At the reporting date, the Company does not consider it probable that a claim will be made against the Company under the guarantee.

18	Deferred revenue

Deferred revenue consist mainly of the prepaid income related to the digital entertainment service business. Deferred revenue represents proceeds received relating to the sale of virtual points and in-game virtual items which are activated or charged to the respective player game account by players, but which have not been consumed by the players or expired.  Deferred revenue is credited to profit or loss when the virtual points and virtual in-game items are consumed or expired.

19	Revenue

	Group
	2017	2016
	US$’000	US$’000

Digital entertainment service revenue*	11,596	8,971

* Included in the digital entertainment service revenue is revenue from sale of virtual points amounted to US$10.1 million (2016: US$7.1 million).

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

20	Other income

	Group
	2017	2016
	US$’000	US$’000

Gain on disposal of a subsidiary	–	827
Gain on disposal of an associate	–	22
Gain on disposal of property, plant and equipment	–	586
Gain on sale of available-for sale financial asset	2	–
Refund of licensing and royalty fees written off in prior years	1,732	–
Others	1	126
	1,735	1,561

21	Other operating expenses

	Group
	2017	2016
	US$’000	US$’000

Impairment loss on prepaid licensing and royalty fees	–	1,386
Impairment loss on intangible assets	–	57
Impairment loss on property, plant and equipment	–	471
Allowance for doubtful receivables	127	35
Loss on deemed disposal of an associate	52	–
Net exchange loss	551	292
Others	39	–
	769	2,241

22	Net finance (expenses) income

	Group
	2017	2016
	US$’000	US$’000
Finance income
Interest income	602	302

Finance expenses
Interest expense	(34)	(81)

Net finance income	568	221

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

23	Tax credit

	Group
	2017	2016
	US$’000	US$’000
Current tax credit
Current year	–	–
Adjustment for prior years	–	1,108
	–	1,108
Deferred tax benefit
Adjustment for prior years	1,671	41

Tax benefits	1,671	1,149

Reconciliation of effective tax rate

Loss before tax	(584)	(7,372)

Tax calculated at 17% (2016: 17%)	99	1,253
Effect of tax rates in foreign jurisdictions	46	(387)
Non-deductible expenses	(240)	(330)
Tax exempt income	–	168
Current year losses for which no deferred tax asset was recognised	(117)	(1,740)
Over provision in prior years	1,671	1,108
Recognition of tax effects of previously unrecognised tax losses	544	753
Others	(332)	324
	1,671	1,149

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

24	Profit (loss) for the year

Other than those disclosed elsewhere in the financial statements, the following items have been included in arriving at loss for the year:

	Group
	2017	2016
	US$’000	US$’000

Employee benefits expense (see below)	4,364	4,093
Amortisation charge on intangible assets	7	106
Depreciation of property, plant and equipment	42	163
Rental expenses	600	608

Employee benefits expense
Wages and salaries	4,162	3,870
Employee equity-settled share-based payment	(7)	9
Employee expense relating to defined benefit and contribution pension plans	190	181
Termination benefits	19	33
	4,364	4,093

25	Earnings (Loss) per share

The calculation of basic earnings (loss) per share at 31 December 2017 was based on the profit (loss) attributable to ordinary shareholders of US$1,087,000 (2016: loss of US$6,223,000), and a weighted average number of ordinary shares outstanding of 11,052,000 (2016: 11,052,000), calculated as follows:

Profit (loss) attributable to ordinary shareholders:

	2017	2016
	US$’000	US$’000

Profit (loss) for the year	1,087	(6,223)

Weighted average number of ordinary shares:

	Group
	2017	2016
	’000	’000

Issued ordinary shares and weighted average number of ordinary shares at 1 January and 31 December	11,052	11,052

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

Diluted earnings per share

Diluted earnings per share is the same as the basic earnings per share as there are no dilutive potential shares during the year.

26	Commitments and Contingencies

Commitments

Operating leases

The Group leases offices premises under operating leases, where the lease agreements expire in 2021 (2016: 2021).  The following table sets forth the future minimum lease payments required under these operating leases:

	2017	2016
	US$’000	US$’000
Payable:
Within 1 year	499	549
After 1 year but within 5 years	967	1,572
	1,466	2,121

Licence agreements

The Group has contractual obligations under various licence agreements to pay the licensors licence fees and minimum guarantees against future royalties.  The following table summarises the committed licensing fees and minimum guarantees against future royalties set forth in the major licences agreements as at year end.

	Licence fees	Minimum guarantees against future royalties	Total
	US$’000	US$’000	US$’000
31 December 2017
Minimum required payments:
Within 1 year	–	400	400

31 December 2016
Minimum required payments:
Within 1 year	–	60	60
	–	460	460

The minimum guarantees against future royalties and licence fees are generally not required to be paid until the licensed games are commercially released or until certain milestones are achieved, as stipulated in the individual licence agreements.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

27	Related parties

Except for the following transactions, the Group was not a party to any transaction with any related party that did not arise in the ordinary course of business or that was material to it.

Share options granted to key management

As at the end of the financial year, the total outstanding number of share options granted to key management of the Group was 24,911 (2016: 120,911).

Transaction with key management personnel

Key management personnel of the Group are those persons having the authority and responsibility for planning, directing and controlling the activities of the entity.  The directors are considered as key management personnel of the Group.

Key management personnel compensation comprised:

	Group
	2017	2016
	US$’000	US$’000

Wages and salaries	402	372
Director fee	135	135
Share-based payments	–	8
Other benefit	31	12
	568	527

Other related party transactions

There are no significant related party transactions during 2017 and 2016.

28	Financial instruments

(a)	Categories of financial instruments

The following table sets out the financial instruments as at the end of the reporting period:

	Group		Company
	2017	2016	2017	2016
	US$’000	US$’000	US$’000	US$’000
Financial assets

Loans and receivables (including cash and cash equivalents)	65,329	68,577	4,412	4,885
Available-for-sale financial assets	–	3	–	–

Financial liabilities

Amortised cost	3,185	7,130	252	256

(b)Financial risk management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Board has established the Audit Committee, which is responsible for overseeing the Group’s risk management policies.  The Audit Committee reports regularly to the Board of Directors on its activities.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits.  Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.  The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Group.  The Audit Committee is assisted in its oversight role by Internal Audit.  Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

Credit risk

The customers of the Group settle the payments in accordance with one of the following ways:
(1) by bank transfer or credit card and (2) by advanced payment.  The Group is subject to credit risk only for those receivables with credits granted.

None of the Group’s customers accounted for over 10 percent of net operating revenue in 2017 and 2016 or of the balance of trade receivables as of 31 December 2017 and 2016.  The Group has provided for trade receivables based on estimated irrecoverable amounts from the sale of goods and services, determined by reference to past default experience.

The credit risk of the Group’s and the Company’s other financial assets, which comprise bank deposits and other receivables, the maximum exposure to credit risk is the carrying amounts of these instruments.

Cash and cash equivalents are held with reputable financial institutions.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

Trade and other receivables

The quantitative data in respect of the Group’s exposure to credit risk arising from trade and other receivables (Note 11) is as follows:

	<------------------- Group --------------------------->				<------------------ Company ------------------------->
	Gross	Impairment losses	Gross	Impairment losses	Gross	Impairment losses	Gross	Impairment losses
	2017	2017	2016	2016	2017	2017	2016	2016
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Not past due	793	(12)	1,990	(30)	1,760	–	1,742	–
Past due 0 – 90 days	152	–	144	–	–	–	–	–
Past due 91 – 180 days	1	–	2	–	–	–	–	–
More than 180 days	10	–	17	(2)	–	–	–	–
	956	(12)	2,121	(32)	1,760	–	1,742	–

The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables.  The allowance is a specific loss component that rebates to individual significant exposures.  Based on historical default rates, the Group believes that no additional impairment is necessary.

Movements in allowance for impairment losses on trade and other receivables during the year were as follows:

	Group
	2017	2016
	US$’000	US$’000

At 1 January	32	29
Impairment loss recognised	127	35
Written off	(149)	(33)
Translation difference	2	1
At 31 December	12	32

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.  The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group’s and Company’s financial assets and liabilities are due on demand or within one year from the end of the reporting period.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income of the value of its holdings of financial instruments.  The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising returns.

Foreign currency risk

The Group holds some assets or liabilities in foreign currency other than functional currency and the value of these assets and liabilities are mainly subject to foreign currency risks resulting from fluctuations in exchange rates between the US dollar (USD) and the functional currency.

The Group’s and Company’s exposures to foreign currencies in US dollar equivalent are as follows:

	Group		Company
	2017	2016	2017	2016
	US$’000	US$’000	US$’000	US$’000
Group
Financial assets
USD	3,625	4,496	4,412	4,842

Financial liabilities
USD	93	2,863	40	60

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

Sensitivity analysis

The following table details the Group’s and Company’s sensitivity to a 10% increase and decrease in the USD against the relevant functional currencies. 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 10% change in foreign currency rates.

If the USD weakens by 10% against the functional currency of each group entity, profit before tax will increase (decrease by):

	Group		Company
	2017	2016	2017	2016
	US$’000	US$’000	US$’000	US$’000
Group

USD	353	163	437	478

If the USD strengthens by 10% against the functional currency of each group entity, profit before tax will decrease (increase) by the same amount above.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Group’s and Company’s financial instruments will fluctuate because of changes in market interest rates. The Group and Company are not exposed to significant interest rate risk.

(c)Fair values of financial assets and financial liabilities

The fair values of current financial assets and liabilities approximate the carrying amounts of those assets and liabilities reported in the statement of financial position due to the relatively short-term maturity of these financial instruments.

The fair value of other classes of financial assets and liabilities are disclosed in their respective notes.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

29	Segment information

Business segments

Following the review of the Group’s business plan in 2016, management considers that the entire Group’s operations constitute a single segment which is digital entertainment service to optimise the allocation of resources.  For the reportable segment, the Group’s chief operating decision maker reviews internal management reports on at least a quarterly basis. Management assesses the performance of the Group’s operations based on the profit before income tax, total assets and total liabilities which are measured in a manner consistent with that of the consolidated financial statements. The following summary describes the operations in the Group’s reportable segments:

Digital entertainment service:	The development and licensure of digital entertainment products and services and investment in associates and available-for-sale financial assets.

Major Customers

No single customer represented 10 percent or more of the Group’s total revenue in 2017 and 2016.

Geographic Information

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of revenue sources.  Segment assets are based on the geographical location of the assets.

Revenue	2017	2016
	US$’000	US$’000

Taiwan	2,349	2,664
Hong Kong	9,247	6,307
Total	11,596	8,971

Non-current assets

Taiwan	79	384
Hong Kong	364	41
Total	443	425

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2017

30	Disposal of subsidiary

In 2016, the Group disposed of PerfectPairs Gaming Co., Ltd. (“PerfectPairs”), a subsidiary of the Group’s digital entertainment service business operations in Taiwan, for a cash consideration of US$760,000.  The effect of the disposal is summarised as follows:

2016
US$’000
Carrying amounts

Property, plant and equipment	71
Intangible and other non-current assets	13
Cash and cash equivalent	482
Receivables and other current assets	40
Trade payables and accruals	(528)
Other payables	(144)
The identified nets assets	(66)
Exchange differences	(1)
Gain on disposal	827
Sale consideration	760
Less: Cash and cash equivalents disposed	(482)
Net cash inflow	278